As filed with the Securities and Exchange Commission on September 14, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
DIRECT DIGITAL HOLDINGS, INC.
(Name of Subject Company (Issuer))
DIRECT DIGITAL HOLDINGS, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
Warrants exercisable for Class A Common Stock at an exercise price of $5.50 per share
(Title of Class of Securities)
25461T113
(CUSIP Number of Class of Securities)
Mark Walker
Chief Executive Officer
Direct Digital Holdings, Inc.
1177 West Loop S,
Suite 1310
Houston, TX 77027
(832) 402-1051
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With copies to:
Stephen E. Older, Esq.
Andrew J. Terjesen, Esq.
McGuireWoods LLP
1251 Avenue of the Americas 20th Floor
New York, NY 10020
Tel: (212) 548-2100
Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.   ☐
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Amendment No. 1 to the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed by Direct Digital Holdings, Inc., a Delaware corporation (“Direct Digital” or the “Company”), relates to the tender offer by the Company to purchase for cash any and all of its outstanding Warrants (as defined in Item 2 below) at a price of $1.20 per Warrant, without interest (the “Offer Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation dated August 29, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent (as amended and supplemented from time to time, the “Letter of Transmittal and Consent”), which is incorporated by reference into this Schedule TO as Exhibit (a)(1)(B) (which together, as amended or supplemented from time to time, constitute the “Offer”).
Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding Warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of February 15, 2022, by and between the Company and Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC) (the “Warrant Agreement”), which governs all of the Company’s Warrants, to permit the Company to redeem each outstanding Warrant for $0.35 in cash, without interest (the “Redemption Price”), which Redemption Price is approximately 71% less than the Offer Purchase Price.
Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 50.1% of the outstanding Warrants is required to approve the Warrant Amendment as it relates to the Warrants. Holders of Warrants may not consent to the Warrant Amendment without tendering their Warrants in the Offer and such holders may not tender their Warrants without consenting to the Warrant Amendment.
This Schedule TO relates only to the Company’s offer to purchase its outstanding Warrants. It is not an offer to purchase the Company’s outstanding common shares. Whether or not the Offer is consummated and any non-tendered Warrants are redeemed, the Company’s common stock will remain outstanding.
This Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Exchange Act. The requirements of Rule 13e-3 only apply because the Offer and the Consent Solicitation (including a subsequent redemption of untendered Warrants), if consummated would be reasonably likely to result in the delisting of the Warrants. However, whether or not the Offer is consummated and any untendered Warrants are redeemed, the Company’s Class A common stock will remain listed on the Nasdaq Capital Market and registered with the SEC pursuant to Section 12(b) of the Exchange Act and we will remain an SEC registrant.
The information contained in the Offer to Purchase and the related Letter of Transmittal and Consent, copies of which are filed with, or incorporated by reference into, this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in response to all of the items of this Schedule TO as more particularly set forth below.
Item 1.   Summary Term Sheet.
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   Name and Address:   The name of the subject company is Direct Digital Holdings, Inc., a Delaware corporation. The address of its principal executive office is 1177 West Loop S., Suite 1310, Houston, Texas 77027. and its telephone number is (832) 402-1051.
(b)   Securities:   The subject class of securities consists of outstanding warrants to purchase the Company’s Class A common stock, par value $0.001, which were publicly issued and sold as part of units of the Company, in connection with the initial public offering of Direct Digital’s securities, on February 15, 2022 (the “Direct IPO”), which entitle such warrant holders to purchase one share of Class A common stock at an exercise price of $5.50, subject to adjustments (the “Warrants”).

As of September 14, 2023, there were 3,217,800 Warrants outstanding. Any and all of the Warrants are eligible to be tendered pursuant to the Offer. All Warrants that are validly tendered and accepted for exchange will be cancelled.
(c)   Trading Market and Price:   The information set forth under “The Offer and Consent Solicitation, Section 5. Price Range of Warrants” in the Offer to Purchase is incorporated herein by reference.
(d)   Dividends:   The Company has not paid any dividends on Warrants in the past two years. The terms of our existing debt arrangements preclude us from paying dividends and our future, debt arrangements, if any, may contain similar restrictions. In addition, Direct Digital Holdings, Inc. is a holding company and has no material assets other than its ownership of common units of Direct Digital Holdings, LLC, a Delaware limited liability company (“DDH LLC”). Accordingly, we will depend on distributions from DDH LLC to pay our taxes and expenses. DDH LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of DDH LLC (with certain exceptions) exceed the fair value of its assets. DDH LLC’s subsidiaries are generally subject to similar legal limitations on its ability to make distributions to DDH LLC.
(e)   Prior public offerings:   On February 15, 2022, the Company completed the Direct IPO of 2,800,000 units each consisting of (i) one share of the Company’s Class A common stock, par value $0.001 and (ii) one Warrant (the “Units”). The Units were sold at a price of $5.50 per Unit, and the net proceeds from the IPO were $11.2 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.
(f)   Prior securities purchases:   None.
Item 3.   Identity and Background of Filing Person.
(a)   Name and Address:   Direct Digital is the subject company and the filing person. The business address and telephone number of Direct Digital are set forth under Item 2(a) above. Direct Digital’s internet address is www.directdigitalholdings.com. Unless expressly stated otherwise, the information contained on its website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO.
The names of the executive officers and directors of the Company are set forth below. The business address for each such person is: c/o Direct Digital Holdings, Inc. 1177 West Loop S, Suite 1310, Houston, Texas 77027, and the telephone number for each such person is (832) 402-1051.
Name	Position
Mark Walker	Chief Executive Officer and Chairman of the Board
Keith Smith	President and Director
Anu Pillai	Chief Technology Officer
Diana P. Diaz	Interim Chief Financial Officer
Maria Vilchez Lowrey	Chief Growth Officer
Richard Cohen	Director
Antoinette Leatherberry	Director
Mistelle Locke	Director
The information set forth under “Special Factors, Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.
(b)   Business and Background of Entities:   Not applicable.
(c)   Business and Background of Natural Persons:   The information set forth in Schedule 1 to the Offer to Purchase regarding the Company’s directors and executive officers is incorporated herein by reference.

Item 4.   Terms of the Transaction.
(a)   Material Terms:   The information set forth under the following headings in the Offer to Purchase is incorporated herein by reference.
“Summary Term Sheet”
“Special Factors. Section 1. Purpose of the Transaction”
“Special Factors. Section 2. Fairness of the Transaction”
“Special Factors. Section 3. Effects of the Transaction on the Market for the Warrants”
“Special Factors, Section 4. Interest of Directors and Executive Officers”
“Special Factors, Section 5. Material U.S. Federal Income Tax Consequences”
“The Offer and Consent Solicitation, Section 1. General Terms”
“The Offer and Consent Solicitation, Section 2. Procedure for Tendering Warrants”
“The Offer and Consent Solicitation, Section 3. Withdrawal Rights”
“The Offer and Consent Solicitation, Section 4. Acceptance of Warrants and Payment of Offer Purchase Price”
“The Offer and Consent Solicitation, Section 5. Price Range of the Warrants”
“The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses”
“The Offer and Consent Solicitation, Section 7. Information Concerning Direct Digital Holdings, Inc.”
“The Offer and Consent Solicitation, Section 8. Plans, Proposals or Negotiations”
“The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities”
“The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendments”
“The Offer and Consent Solicitation, Section 11.Forward-Looking Statements; Risk Factors”
“The Offer and Consent Solicitation, Section 12. The Depositary, Information Agent and Dealer Manager”
“The Offer and Consent Solicitation, Section 13. Additional Information; Miscellaneous”
(b)   Purchases:   The information set forth under “Special Factors, Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.
(c)   Different Terms:   The information set forth under “Summary Term Sheet. The Offer” and “Summary Terms Sheet. The Consent Solicitation” in the Offer to Purchase is incorporated herein by reference.
(d)   Appraisal Rights:   Holders of the Warrants are not entitled to any appraisal rights or any other similar rights with respect to the transaction.
(e)   Provisions for Unaffiliated Security Holders:   None.
(f)   Eligibility for Listing or Trading:   Not applicable.
Item 5.   Past Contracts, Transactions, Negotiations and Arrangements.
(a)   Transactions:   The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Arrangements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.

(b)   Significant Corporate Events:   Not applicable.
(c)   Negotiations or Contacts:   Not applicable.
(e)   Agreements Involving the Subject Company’s Securities:   The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Arrangements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)   Purposes:   The information set forth under “Special Factors, Section 1. Purpose of the Transaction” in the Offer to Purchase is incorporated herein by reference.
(b)   Use of the Securities Acquired:   The Warrants tendered will be retired and cancelled by the Company.
(c)   Plans:   The information set forth under “The Offer and Consent Solicitation, Section 8. Plans, Proposals or Negotiations” in the Offer to Purchase is incorporated herein by reference.
(c)(1)   None.
(c)(2)   None.
(c)(3)   None.
(c)(4)   None.
(c)(5)   None.
(c)(6)   The information set forth under “The Offer and Consent Solicitation, Section 8. Plans, Proposals or Negotiations” and “Special Factors, Section 3. Effects of the Transaction on the Market for the Warrants” in the Offer to Purchase is incorporated herein by reference.
(c)(7)   The information set forth under “Special Factors, Section 3. Effects of the Transaction on the Market for the Warrants” in the Offer to Purchase is incorporated herein by reference..
(c)(8)   None.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)   Source of Funds:   The information set forth under “The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
(b)   Conditions:    None. There are no alternate financing arrangements.
(c)   Expenses:   The information set forth under “The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
(d)   Borrowed Funds:   The information set forth under “The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a)   Securities Ownership:    The information set forth under “Special Factors, Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.
(b)   Securities Transactions:   None.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   Solicitations or Recommendations:   The information set forth under “The Offer and Consent Solicitation, Section 9 Transactions and Agreements Concerning the Company’s Securities” and “The Offer and Consent Solicitation, Section 12. The Depositary, Information Agent and Dealer Manager” is incorporated herein by reference. None of the Company, its directors, officers or employees, nor Equiniti Trust Company, LLC, the depositary for the Offer, nor D.F. King & Co., Inc., the information agent for the Offer, nor Stifel, Nicolaus & Company, Incorporated, the dealer manager for the Offer, is making any recommendation as to whether holders of Warrants should tender their Warrants and consent to the Warrant Amendment. Holders of Warrants must make their own decision as to whether to tender some or all of their Warrants and consent to the Warrant Amendment.
(b)   Employees and Corporate Assets:   The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.
Item 10.   Financial Statements.
(a)
Financial Information:   The information set forth under “The Offer and Consent Solicitation, Section 7. Information Concerning Direct Digital Holdings, Inc.” in the Offer to Purchase is incorporated herein by reference

(b)
Pro Forma Information:   Not applicable.

Item 11.   Additional Information.
(a)   Agreements, Regulatory Requirements and Legal Proceedings:   The information set forth under “Special Factors, Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.
(b)   Not applicable.
(c)   Other Material Information:   The information set forth under “Summary of Terms”, “The Offer and Consent Solicitation, Section 11. Forward-Looking Statements; Risk Factors” and “The Offer and Consent Solicitation, Section 13. Additional Information; Miscellaneous” in the Offer to Purchase is incorporated herein by reference.
The Company will amend this Schedule TO and Schedule 13E-3 to include documents that it may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.   Exhibits.
Exhibit Number	Description
(a)(1)(A)	Amended and Restated Offer to Purchase and Consent Solicitation, dated September 14, 2023.
(a)(1)(B)*	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 29, 2023.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 29, 2023.
(a)(2) – (4)	Not Applicable
(a)(5)(i)*	Press Release, dated August 29, 2023, announcing cash tender offer for Direct Digital Holdings, Inc. warrants.
(a)(5)(ii)*	Summary Advertisement, dated August 29, 2023, announcing cash tender offer for Direct Digital Holdings, Inc. warrants.
(b)(1)	Term Loan and Security Agreement, dated as of December 3, 2021, by and among Direct Digital Holdings, LLC, as borrower, Orange142, LLC, Huddled Masses LLC, Colossus Media, LLC, and Universal Standards for Digital Marketing, LLC, as guarantors, Lafayette Square Loan Servicing, LLC, as administrative agent, and the various financial institutions signatory to the Term Loan and Security Agreement as lenders (incorporated by reference to Exhibit 10.6 to Direct Digital Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-261059) filed November 15, 2021).
(b)(2)	First Amendment to Term Loan and Security Agreement, dated as of February 3, 2022, by and among Direct Digital Holdings, LLC, as borrower, Colossus Media, LLC, Huddled Masses LLC, Orange142, LLC, and Universal Standards for Digital Marketing, LLC, as guarantors, Lafayette Square Loan Servicing, LLC as administrative agent, and the various financial institutions signatory to the Term Loan and Security Agreement as lenders (incorporated by reference to Exhibit 10.16 to Direct Digital Holdings, Inc.’s Annual Report on Form 10-K filed March 31, 2022).
(b)(3)	Second Amendment and Joinder to Term Loan and Security Agreement, dated effective as of July 28, 2022, by and among Direct Digital Holdings, LLC, as borrower, Colossus Media, LLC, Huddled Masses LLC, Orange142, LLC, Universal Standards for Digital Marketing, LLC and Direct Digital Holdings, Inc., as guarantors, Lafayette Square Loan Servicing, LLC as administrative agent, and the various financial institutions signatory to the Term Loan and Security Agreement as lenders (incorporated by reference to Exhibit 10.1 to Direct Digital Holdings, Inc.’s Quarterly Report on Form 10-Q filed November 14, 2022).
(b)(4)	Early Opt-in Election, dated June 1, 2023, by and among Direct Digital Holdings, Inc., Direct Digital Holdings, LLC, Huddled Masses LLC, Colossus Media, LLC, Orange142, LLC, Lafayette Square Loan Servicing, LLC and Lafayette Square USA, Inc. ((incorporated by reference to Exhibit 10.1 to Direct Digital Holdings, Inc.’s Current Report on Form 8-K filed June 6, 2023).
(c)	Not Applicable
(d)(1)	Warrant Agreement, dated February 15, 2022, between Direct Digital Holdings, Inc. and Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC), as warrant agent (incorporated by reference to Exhibit 4.3 to Direct Digital Holdings, Inc.’s Current Report on Form 8-K filed February 16, 2022).
(d)(2)	Not Applicable
(f)	Not Applicable

Exhibit Number	Description
(g)	Not Applicable
(h)	Not Applicable
107	Filing Fee Table

*
Previously filed.

Item 12(b).   Exhibits.
Filing Fee Exhibit
Item 13.   Information Required by Schedule 13E-3.
I.   Purposes, Alternatives, Reasons and Effects
(a)   Purposes:   The information set forth under “Special Factors, Section 1. Purpose of the Transaction” in the Offer to Purchase is incorporated herein by reference.
(b)   Alternatives:   The information set forth under “Special Factors, Section 2. Fairness of the Transaction — Alternatives Considered” in the Offer to Purchase is incorporated herein by reference.
(c)   Reasons:   The information set forth under “Special Factors, Section 1. Purpose of the Transaction” in the Offer to Purchase is incorporated herein by reference.
(d)   Effects:   The information set forth under “Special Factors, Section 3. Effects of the Transaction on the Market for the Warrants” and “Special Factors, Section 5. Material U.S. Federal Income Tax Consequences” in the Offer to Purchase is incorporated herein by reference.
II.   Fairness of the Transaction.
(a)   Fairness:   The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.
(b)   Factors considered in determining fairness:   The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.
(c)   Approval of security holders:   The information set forth under “Special Factors, Section 2. Fairness of the Transaction — No Warrant holder Approval” in the Offer to Purchase is incorporated herein by reference.
(d)   Unaffiliated representative:   The information set forth under “Special Factors, Section 2. Fairness of the Transaction — Fairness for Unaffiliated Holders Who Tender or Do Not Tender” in the Offer to Purchase is incorporated herein by reference.
(e)   Approval of directors:   The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.
(f)   Other offers:   Not applicable.
III.   Reports, Opinions, Appraisals and Negotiations.
(a)   Report, opinion or appraisal:   Not applicable.
(b)   Preparer and summary of the report, opinion or appraisal:   Not applicable.
(c)   Availability of documents:   Not applicable.
IV.   The Solicitation or Recommendation.
(d)   Intent to tender or vote in a going-private transaction:   The information set forth under “Summary Term Sheet — Participation by Executive Officers and Directors” and “Special Factors, Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(e)   Recommendations of others:   The information set forth under “The Offer and Consent Solicitation, Section 1.C. General Terms — Board Approval of the Offer; No Recommendation; Holder’s Own Decision.” in the Offer to Purchase is incorporated herein by reference.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 14, 2023
Direct Digital Holdings, Inc.
/s/ Mark Walker

Name:   Mark Walker
Title:
Chairman, Chief Executive Officer and Director